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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9

                                (Rule 14d-101)

                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No.    )

                               -----------------

                             Intimate Brands, Inc.
                           (Name of Subject Company)

                             Intimate Brands, Inc.
                       (Name of Person Filing Statement)

                      Common Stock, U.S. $0.01 Par Value
                        (Title of Class of Securities)

                                   461156101
                     (CUSIP Number of Class of Securities)

                               -----------------

                             Tracey Thomas Travis
                             Intimate Brands, Inc.
                             Three Limited Parkway
                              Columbus, OH 43230
                                (614) 415-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person Filing Statement)

                               -----------------

                                With a copy to:

                           Russell J. Bruemmer, Esq.
                            Michael R. Klein, Esq.
                          Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                            Washington, D.C. 20037
                                (202) 663-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Subject Company Information.

   The name of the subject company is Intimate Brands, Inc., a Delaware corporation ("Intimate Brands"). The address of the principal executive office is Three Limited Parkway, Columbus, Ohio 43230 and its telephone number at that address is (614) 415-6900. The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the Class A common stock, par value $0.01 per share, of Intimate Brands (the "Shares"). As of February 15, 2002, 91,652,417 shares of Class A common stock were issued and outstanding, 411,635,902 shares of Class B common stock were issued and outstanding, and 11,387,505 treasury shares were issued and outstanding.

Item 2.  Identity and Background of Filing Person.

  Name and Address

   The name, business address and business telephone number of Intimate Brands, which is the subject company and the filing person, are set forth in Item 1 above.

  Tender Offer

   This Statement relates to the tender offer by The Limited, Inc., a Delaware corporation ("Purchaser"), through its wholly-owned subsidiary IB Holdings Co., Inc., a Delaware corporation ("IB Holdings"), to exchange all of the outstanding Shares not currently owned directly or indirectly by Purchaser for shares of common stock of Purchaser, as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on February 5, 2002, and as amended as through February 14, 2002 (the "Schedule TO").

   According to the Schedule TO, Purchaser is offering to exchange all of the outstanding Shares not currently owned by Purchaser at a ratio of 1.046 shares of common stock, par value $0.50 per share, of Purchaser for each outstanding share of Class A common stock of Intimate Brands (the "Offer Ratio") on the terms and conditions set forth in the Offer to Purchase prospectus as filed on Form S-4 with the SEC, dated February 5, 2002 (the "Offer to Purchase") and in the related Letters of Transmittal dated February 5, 2002 (the Letters of Transmittal which, together with the Schedule TO and Offer to Purchase, collectively constitute the "Offer".

   According to the Offer to Purchase, Purchaser, through its affiliates, owns 100% of the outstanding Class B common stock of Intimate Brands, which currently represents approximately 93.9% of the combined voting power of the Intimate Brands outstanding common stock. Each share of Class B common stock is convertible, at Purchaser's option at any time, into one Share. By virtue of its ownership of Class B common stock, Purchaser currently beneficially owns approximately 83.7% of the economic interest in Intimate Brands.

   According to the Offer to Purchase, Purchaser is making the Offer in order to acquire all of the outstanding Shares not owned by Purchaser, and, as soon as practicable following the consummation of the Offer, seeking to have Intimate Brands consummate a "short form" merger indirectly with and into Purchaser (the "Merger"). The Offer is subject to the fulfillment of certain conditions, including, but not limited to: (1) the tender of a sufficient number of Shares such that, after the Offer is completed, Purchaser would own at least 90% of the outstanding Shares (assuming conversion of the Intimate Brands Class B common stock currently owned by Purchaser into Shares); (2) approval by Purchaser's stockholders of the issuance of the shares of Purchaser's common stock necessary to complete the Offer and the Merger contemplated by the Offer to Purchase; (3) the Form S-4 registration statement to which the Offer relates has been declared effective by the SEC; (4) the absence of any proposed offer to acquire Purchaser or Intimate Brands; (5) the absence of any material adverse change in the financial markets, any disruption in the banking system or any commencement of a war involving the United States or other national or international calamity directly or indirectly involving the United States; and (6) the

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absence of any event that, in Purchaser's judgment, would result in an actual or threatened adverse change in the business, condition or prospects of Purchaser or Intimate Brands. Purchaser will not waive the 90% minimum tender condition or any other conditions of the Offer which, if not satisfied, would prevent Purchaser from effecting the Merger. The Offer expires on March 11, 2002, unless extended.

   According to the Offer to Purchase, if the Offer is completed and Purchaser owns at least 90% of the outstanding Shares, Purchaser intends to consummate a Merger of Intimate Brands with and into Purchaser through its wholly-owned subsidiary. According to the Offer to Purchase, the purpose of the Merger is to acquire all publicly-held Shares not tendered and exchanged pursuant to the Offer. In this event, the Merger would not require further approval of the Board of Directors of Intimate Brands (the "Board") or action by the stockholders of Intimate Brands. In the Merger, the Shares that are not purchased in the Offer would be exchanged for shares of common stock of the Purchaser at the same ratio as if the Shares had been tendered pursuant to the Offer. If the conditions of the Offer are satisfied, or, to the extent permitted, waived, Purchaser will complete the offer, and unless unlawful to do so, Purchaser will effect the Merger as soon as practicable thereafter. Following the Offer and Merger, the Shares will no longer trade publicly on any stock exchange. According to the Offer to Purchase, the Offer and Merger will be tax-free for United States federal income tax purposes.

   The Schedule TO states that the principal executive offices of Purchaser are located at Three Limited Parkway, Columbus, Ohio 43230.

   With respect to all information described herein as contained in the Offer to Purchase and Schedule TO, including information concerning Purchaser or its affiliates, officers or directors, or actions or events with respect to any of them, Intimate Brands takes no responsibility for the accuracy or completeness of such information or for any failure by Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

   Except as discussed herein or incorporated by reference, to the best of Intimate Brands' knowledge, as of the date of this Statement there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between Intimate Brands or its affiliates and (i) the executive officers, directors or affiliates of Intimate Brands, or (ii) Purchaser or any of its respective officers, directors or affiliates.

  Certain Arrangements between Intimate Brands and its Executive Officers, Directors and Affiliates

   Certain contracts, agreements, arrangements and understandings between Intimate Brands and its executive officers, directors and affiliates are described in the Annual Proxy Statement of Intimate Brands filed on Schedule 14A with the SEC on April 20, 2001 (the "2001 Proxy Statement") under the headings "Executive Compensation," "Reports of the Compensation Committee", "Election of Directors--Security Ownership of directors and management" are attached as exhibits to this Statement and are incorporated by reference herein. Information concerning the actual or potential conflicts of interest involving Intimate Brands and its executive officers, directors and affiliates are set forth in the 2001 Proxy Statement under the heading "Election of Directors--Nominees and Directors," and is attached as an exhibit to this Statement and is incorporated by reference herein. The Offer to Purchase contains information regarding the relationship between Intimate Brands and Purchaser under the heading "Relationship between Intimate Brands and the Limited". The information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information directly in this Statement.

  Executive Compensation and Employment Matters

   Information concerning executive compensation and employment matters are set forth in the 2001 Proxy Statement under the heading "Executive Compensation" and attached as an exhibit to this Statement and is incorporated by reference herein.

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  Change of Control Agreements

   Intimate Brands has entered into employment agreements with the following individuals: Beth M. Pritchard, President and Chief Executive Officer of Bath & Body Works; Grace A. Nichols, President and Chief Executive Officer of Victoria's Secret Stores; Cynthia A. Fields, President and Chief Executive Officer of Victoria's Secret Catalogue. Pursuant to these agreements, Intimate Brands may be required to make certain tax reimbursement payments upon the occurrence of certain events including if any person acquires ownership or effective control of Intimate Brands. Intimate Brands believes these payments would not be triggered by the purchase of Shares by the Purchaser pursuant to the Offer. Copies of these agreements are filed with the SEC as exhibits to the Intimate Brands Quarterly Report, filed on Form 10-Q, with the SEC on September 14, 1998 and filed as an exhibit to this Statement.

  Indemnification of Directors and Officers

   Article V of the Intimate Brands Bylaws provides for indemnification of directors or officers, to the fullest extent permitted by the laws of Delaware. According to Article V of the Intimate Brands Bylaws, Intimate Brands shall indemnify to the fullest extent permitted by law any director or officer made or threatened to be made a party to any legal action by reason of the fact that such person is or was a director, officer, employee or other corporate agent of Intimate Brands or served any other enterprise at the request of Intimate Brands or served as a member of any committee or similar body. The indemnification provision provides that directors and officers shall also be paid any expenses incurred in connection with such an action to the fullest extent permitted by Delaware law. The Delaware General Corporation Law (the "DGCL") provides for indemnification of directors and officers under certain conditions. In addition, each director has entered into an indemnification agreement with Intimate Brands pursuant to which Intimate Brands has agreed to indemnify to the fullest extent permitted by applicable law such director under certain conditions and require Intimate Brands to maintain directors' and officers' liability insurance. Article V of the Intimate Brands Bylaws also provides that Intimate Brands shall maintain insurance against liability on behalf of any director, officer, employee or agent of Intimate Brands or such person who is serving at the request of Intimate Brands as a director, officer or employee of another enterprise. Intimate Brands has insured its directors and officers under a directors' and officers' liability insurance policy which provides for indemnification of directors and officers and reimbursement to Intimate Brands for amounts paid as indemnity to any director or officer, subject to certain conditions. The material terms of the Bylaw provisions, indemnification agreements and directors' and officers' liability insurance policy are described in and copies or copies of the forms of agreements were filed with the SEC as exhibits to Intimate Brands' registration statement filed in connection with its initial public offering or in the 2001 Proxy Statement are available for inspection at the SEC.

  Intimate Brands' Charter

   Intimate Brands' Certificate of Incorporation contains provisions, including Articles Twelfth and Thirteenth, relating to potential conflicts of interest that may arise between Intimate Brands and Purchaser. Such provisions were adopted in light of the fact that Intimate Brands and Purchaser and its subsidiaries are engaged in retail businesses and may pursue similar opportunities in the ordinary course of business. Among other things, these provisions generally eliminate the liability of directors and officers of Intimate Brands with respect to matters involving Purchaser and its subsidiaries, including matters that may constitute corporate opportunities of the Purchaser, its subsidiaries or Intimate Brands. Any person purchasing or acquiring an interest in shares of capital stock of Intimate Brands will be deemed to have consented to such provisions relating to conflicts of interest, interested directors and corporate opportunities, and such consent may restrict such person's ability to challenge transactions carried out in compliance with such provisions.

  Certain Arrangements between Intimate Brands and Purchaser

   Except as set forth in the Offer to Purchase, and to the best of Intimate Brands' knowledge, as of the date of the Offer to Purchase, neither Purchaser nor any of Purchaser's directors, executive officers or other affiliates (a) has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Intimate Brands, including, but not limited to, any contract, arrangement, understanding or

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relationship concerning the transfer or the voting of any securities of
Intimate Brands, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, (b) has engaged in contacts, negotiations or transactions with Intimate Brands or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets or (c) has had any other transaction with Intimate Brands or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer. The Offer to Purchase contains information regarding the relationship of certain directors and officers of Intimate Brands with the Purchaser under the heading "Relationship between Intimate Brands and The Limited".

  Purchaser's Percentage Holdings of Intimate Brands

   According to the Offer to Purchase, Purchaser, through IB Holdings, a Delaware corporation ("IB Holdings") owns 100% of the outstanding Class B common stock of Intimate Brands, which currently represents approximately 93.9% of the combined voting power of the outstanding Intimate Brands common stock. Each share of Class B common stock is convertible, at Purchaser's option at any time, into one share of Class A common stock of Intimate Brands. By virtue of its ownership of Class B common stock, Purchaser currently owns approximately 83.7% of the Intimate Brands Class A common stock. Additional information regarding Purchaser's share ownership is described in the 2001 Proxy Statement under the heading "Share Ownership of Principal Stockholders," is attached as an exhibit to this Statement and is incorporated by reference herein. The information incorporated by reference is considered part of this Statement, except any information superseded by information directly in this Statement.

  Interests of Certain Persons in the Offer and Merger

   In considering the position, if any, of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of Purchaser and its affiliates, and certain officers and directors of Intimate Brands and its affiliates, have interests in the Offer and Merger which are described below and which may present them with certain actual or potential conflicts of interest with respect to the Offer.

   According to the Offer to Purchase, three members of the Board also serve as directors of Purchaser, including Leslie H. Wexner, who serves as Chairman and Chief Executive Officer of both companies. The two directors that comprise the compensation committee of the Board also constitute the compensation committee of Purchaser's board of directors. In addition, two members of the Board are employees of Intimate Brands, whose compensation is ultimately determined by the compensation committee of the Board.

   According to the Offer to Purchase, Leslie H. Wexner, Chairman of the Board and Chief Executive Officer of Intimate Brands also serves as Chairman of the Board and Chief Executive Officer of Purchaser. In addition, as of December 31, 2001, Mr. Wexner owned 130,657 shares of Class A common stock and options exercisable within 60 days to acquire 210,000 shares of Class A common stock of Intimate Brands. Mr. Wexner also owned 74,671,857 shares of Purchaser's common stock and options exercisable within 60 days to acquire 2,454,232 shares of Purchaser's common stock.

   According to the Offer to Purchase, E. Gordon Gee and Donald Shackelford, directors of Intimate Brands, also serve as directors of Purchaser. Dr. Gee and Mr. Shackelford are the sole members of the compensation committee of the Board as well as the sole members of the compensation committee of Purchaser's Board of Directors.

   According to the Offer to Purchase, as of December 31, 2001, Dr. Gee owned 5,928 shares of Class A common stock of Intimate Brands and options exercisable within 60 days to acquire 10,975 shares of Class A common stock of Intimate Brands. Dr. Gee also owned 6,011 shares of Purchaser's common stock and options exercisable within 60 days to acquire 9,026 shares of Purchaser's common stock.

   According to the Offer to Purchase, as of December 31, 2001, Mr. Shackelford owned 14,442 shares of Class A common stock and options exercisable within 60 days to acquire 10,975 shares of Class A common stock of Intimate Brands. Mr. Shackelford also owned 108,195 shares of Purchaser's common stock and options exercisable within 60 days to acquire 9,026 shares of Purchaser's common stock.

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   According to the Offer to Purchase, Leonard A. Schlesinger, an executive officer of Intimate Brands, also serves as Executive Vice President and Chief Operating Officer of Purchaser. In addition, as of December 31, 2001, Mr. Schlesinger owned 1,000 shares of Class A common stock of Intimate Brands. Mr. Schlesinger also owned 22,231 shares of Purchaser's common stock and options exercisable within 60 days to acquire 112,483 shares of Purchaser's common stock.

   According to the Offer to Purchase, in addition, as of December 31, 2001, the following directors and executive officers of Purchaser beneficially own shares of Intimate Brands common stock: Daniel P. Finkelman, an executive officer of Purchaser, owned 4,676 shares of Class A common stock of Intimate Brands; V. Ann Hailey, an executive officer of Purchaser, owned 4,400 shares of Class A common stock of Intimate Brands; Alex Shumate, a director of Purchaser, owned 3,762 shares of Class A common stock and options exercisable within 60 days to acquire 7,299 shares of Class A common stock of Intimate Brands; Martin Trust, a director of Purchaser, owned 18,528 shares of Class A common stock of Intimate Brands; and Raymond Zimmerman, a director of Purchaser, owned 3,506 shares of Class A common stock of Intimate Brands.

   According to the 2001 Proxy Statement, Roger D. Blackwell, a director of Intimate Brands, owns 13,600 shares of Purchaser's common stock.

   According to the Offer to Purchase, Beth M. Pritchard, a director of Intimate Brands, also serves as President and Chief Executive Officer of Bath & Body Works, Inc., a subsidiary of Intimate Brands, and her compensation is ultimately determined by the compensation committee of the Intimate Brands Board, which is comprised of Dr. Gee and Mr. Shackelford, as stated above. In addition, according to the 2001 Proxy Statement, Ms. Pritchard owns 159,857 shares of Class A common stock and options exercisable within 60 days to acquire 495,254 shares of Class A common stock of Intimate Brands. Ms. Pritchard also owns 28,677 shares of Purchaser's common stock.

   According to the Offer to Purchase, Grace A. Nichols, a director of Intimate Brands, also serves as President and Chief Executive Officer of Victoria's Secret Stores, Inc., a subsidiary of Intimate Brands, and her compensation is ultimately determined by the compensation committee of the Intimate Brands Board, which is comprised of Dr. Gee and Mr. Shackelford, as stated above. In addition, according to the 2001 Proxy Statement, Ms. Nichols owns 219,498 shares of Class A common stock and options exercisable within 60 days to acquire 360,504 shares of Class A common stock of Intimate Brands. Ms. Nichols also owns 51,085 shares of Purchaser's common stock and options exercisable within 60 days to acquire 25,934 shares of Purchaser's common stock.

   According to the Offer to Purchase, Tracey Thomas Travis serves as Chief Financial Officer of Intimate Brands and her compensation is ultimately determined by the compensation committee of the Board, which is comprised of Dr. Gee and Mr. Shackelford, as stated above. She is also Vice President for Finance of Intimate Brands.

   Special Committee. Effective as of February 5, 2002, in light of the above relationships, the Board established a special committee of the independent directors (the "Special Committee") to review, consider and evaluate the Offer. The Special Committee appointed by the Board is composed of Ms. Donna A. James (as chair), Executive Vice President and Chief Administrative Officer of Nationwide, Dr. William E. Kirwan, President of The Ohio State University, and Dr. Roger D. Blackwell, Professor of Marketing at The Ohio State University and President and Chief Executive Officer of Roger Blackwell Associates, Inc. No members of the Special Committee have an affiliation with Purchaser, except as directors of Intimate Brands. As compensation for services rendered in connection with serving on the Special Committee, Ms. James and Drs. Kirwan and Blackwell, each will receive compensation equal to $50,000 plus $1,000 per meeting of the Special Committee. In addition, each will be reimbursed for reasonable out-of-pocket expenses incurred in connection with serving as a member of the Special Committee.

  No Change of Management

   According to the Offer to Purchase, Purchaser has stated that while it has no plans to make any significant changes at this time, following completion of the Offer and Merger, Purchaser expects to review Intimate Brands

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and its assets, corporate structure, capitalization, operations, property, management, personnel and policies to determine what changes, if any, are desirable or appropriate. Purchaser may in the future also consider transactions such as acquisitions or dispositions of material assets, formation of alliances, joint ventures or other forms of cooperation with third parties or other extraordinary transactions affecting Intimate Brands and its operations.

  Amendments to Benefit Plans

   In connection with the Offer and Merger, vested and unvested grants of stock options and restricted stock of Intimate Brands common stock will be exchanged for awards of stock options and restricted stock of Purchaser's common stock (collectively, the "awards"). The new awards will have the same vesting provisions, option periods, aggregate intrinsic value, ratio of exercise price per option to market value per share and other terms as the Intimate Brands awards exchanged.

  Intercompany Arrangements

   According to the Offer to Purchase, Intimate Brands' relationship with Purchaser is governed, in part, by agreements entered into in connection with the initial public offering of Intimate Brands in October of 1995, including a services agreement, a corporate agreement, lease agreements, shared facilities agreements and a tax-sharing agreement. The Offer to Purchase contains information regarding the relationship between Intimate Brands and the Purchaser under the heading "Relationships between Intimate Brands and The
Limited: Intercompany Arrangements." The material terms of these agreements are described in and copies of the forms of agreements are filed with the SEC as exhibits to Intimate Brands' registration statement filed in connection with its initial public offering or in the 2001 Proxy Statement and are available for inspection at the SEC. The information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information directly in this Statement. To the best of Intimate Brands' knowledge, except as disclosed herein, there are no other agreements, arrangements, or other transactions between Intimate Brands and Purchaser.

  Intercompany obligations

   As of December 31, 2001, Intimate Brands had an intercompany payable to Purchaser of $229 million attributable to the intercompany arrangements described above. The intercompany account represents an earning asset or interest-bearing liability. Interest on the intercompany account is calculated based on the Federal Reserve Board Composite 30-day rate. Intimate Brands has long-term intercompany obligations to Purchaser in the aggregate amount of $100 million, maturing March 15, 2023 (the "2023 Notes"). The 2023 Notes represent Intimate Brands' proportionate share of certain long-term debt of Purchaser, and the interest rates and maturities of the 2023 Notes parallel those of the corresponding debt of Purchaser. The 2023 Notes bear interest (payable March 15 and September 15 of each year) at a rate of 7.5% per annum. The 2023 Notes are to be automatically prepaid concurrently with any prepayment of the corresponding debt of Purchaser. The debt of Purchaser corresponding to the 2023 Notes is subject to early redemption by Purchaser at its option beginning in 2003 at set declining premiums.

Item 4.  The Solicitation or Recommendation.

  Position of the Special Committee

   The Special Committee requests that the Intimate Brands stockholders take no action and not tender their Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the Intimate Brands stockholders of the Special Committee's position or recommendation, if any, with respect to the Offer. The Special Committee is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer with the Special Committee's legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law. The Special

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Committee expects that, in the near future, after the Special Committee has completed its review and evaluation of the Offer, it will be able to cause Intimate Brands to inform its stockholders as to whether the Special Committee has determined (i) to recommend acceptance or rejection of the Offer; (ii) to express no opinion and remain neutral toward the Offer; or (iii) to state that it is unable to take a position with respect to the Offer.

  Background of the Offer

   On October 23, 1995, Intimate Brands, which was then a wholly-owned subsidiary of Purchaser completed an initial public offering of approximately 16% of its common stock. Following the initial public offering, the stock held by Purchaser represented approximately 84% of the economic interest in Intimate Brands and approximately 94% of the voting power of all classes of voting stock, through its indirect ownership of 100% of the Class B common stock. The Intimate Brands initial public offering was the first in a series of transactions undertaken by Purchaser to realign its organizational structure and businesses. Purchaser has continued to hold an interest in Intimate Brands since the initial public offering and its indirect holdings through its wholly-owned subsidiary IB Holdings currently represent 83.7% of the economic interest in, and approximately 93.9% of the voting power of, Intimate Brands.

   After the close of trading on February 4, 2002, Leslie H. Wexner, Chairman and Chief Executive Officer of both Intimate Brands and the Purchaser, and members of Purchaser's senior management during a telephonic meeting with several members of the Board, informed the Board of Purchaser's intent to commence the following day an offer for the exchange of the remaining outstanding Shares not held by Purchaser. Intimate Brands had not engaged in any discussions regarding an acquisition, merger, consolidation or any similar transaction with Purchaser prior to the above mentioned conference call on February 4, 2002. Prior to a Board conference call on the evening of February 4, 2002, neither the officers of Intimate Brands who are not also affiliated with Purchaser nor its directors who are not also directors of the Purchaser were notified or otherwise made aware of Purchaser's intent to offer to acquire the outstanding Shares. Shortly after the call, Purchaser issued a press release announcing the transaction and addressing several other matters and Mr. Wexner delivered to those members of the Board who are not also members of Purchaser's board of directors the following letter addressed to the Board which notified the Board in writing of Purchaser's intent:

   February 4, 2002

   Board of Directors
   Intimate Brands, Inc.

   Dear Intimate Brands Directors:

      I am writing on behalf of the Board of Directors of The Limited to confirm the key aspects of our call earlier this evening.

      As we discussed, The Limited's Board of Directors has determined that it is desirable to recombine Intimate Brands and The Limited. We believe this step is strategically and operationally compelling and should yield a number of significant benefits. Most importantly, we believe it would put The Limited and IBI in a better position to exploit fully both companies' key brands and thereby create greater value for all stockholders.

      As a result, tomorrow morning The Limited will commence an offer to IBI stockholders in which we will offer to exchange 1.046 shares of Limited common stock for each share of Intimate Brands common stock we do not own. We have set the exchange ratio so that Intimate Brands stockholders will have approximately the same ownership interest in Intimate Brands' businesses immediately after completion of the transaction that they currently hold while also getting the same interest in The Limited's other businesses and assets. The exchange ratio also represents an approximately 6.1% premium over the Intimate Brands common stock closing price on February 4, 2002.

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      Assuming that the conditions to the offer are satisfied (including a non-waivable condition that The Limited own at least 90% of the common stock of Intimate Brands) and that the offer is completed, we will then effect a "short-form" merger in which the remaining Intimate Brands public stockholders will receive the same consideration unless it is not legal to do so. The share exchange in both the offer and the merger will be tax-free to IBI stockholders for U.S. federal income tax purposes.

      We believe that the recombination should be well received by Intimate Brands' stockholders. It is strategically sound, and we hope it will facilitate meaningful growth in the years ahead. I believe this is truly a win-win transaction for both companies and their stockholders.

      Although we are not seeking to reach a formal agreement with you on the transaction, we are aware that you will need to review the transaction and make a recommendation to your stockholders. We also understand that it would be customary in transactions of this type for a special committee of independent directors to be established to review the transaction and make its recommendation and for that committee to retain independent financial and legal advisors. Needless to say, The Limited supports the creation of such a committee and the retention by it of independent advisors.

      On a personal note, I want to express my thanks to each of you for your efforts in helping build IBI into the extraordinary business that it is and for the work to be done in evaluating this transaction.

      Please do not hesitate to call Ann Hailey or me with any questions or if we can be of any assistance.

      We look forward to moving ahead on this exciting transaction that we believe will generate value for Limited and Intimate Brands stockholders alike.

   Sincerely yours,

   /S/  LESLIE H. WEXNER
   Leslie H. Wexner
   Chairman and Chief Executive Officer

   On February 5, 2002, Purchaser commenced the Offer.

   The Board by unanimous written consent, established the Special Committee composed of three independent directors effective as of February 5, 2002. The Board authorized the Special Committee to review and evaluate the Offer, to determine what position Intimate Brands should communicate to its stockholders regarding the Offer, and to make a determination as to the fulfillment by the Board of its obligations with respect to the Offer, including without limitation its fiduciary obligations and its obligations to prepare and file with the SEC and publish a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, stating, on behalf of the Board, the Special Committee's position with respect to the Offer.

   On February 5, 2002, the members of the Special Committee held a telephonic meeting to discuss retaining an independent legal advisor to counsel the Special Committee and the criteria to be used in selecting the legal advisor including a firm experienced in special committee matters related to transactions similar to the Offer and with no conflict of interest involving Purchaser or related parties. The Special Committee also agreed to retain an investment banking firm experienced in these matters.

   On February 6, 2002, the Special Committee met to consider the criteria for evaluating a legal advisor. The Special Committee then conducted interviews with three law firms. After considering the interviews with the law firms in a Special Committee meeting held on February 7, 2002, the Special Committee unanimously decided to retain Wilmer, Cutler & Pickering as the Special Committee's independent legal advisor.

   On behalf of the Special Committee, Wilmer, Cutler & Pickering received information from and conducted interviews of several investment banking firms between February 8 and February 10, 2002.

   On February 10, 2002, the Special Committee held a telephonic meeting at which Wilmer, Cutler & Pickering participated. During this meeting, the Special Committee and Wilmer, Cutler & Pickering discussed the duties of the Special Committee under applicable law, including its fiduciary duties. The Special Committee also reviewed the scope of its responsibilities and authority as delegated by the Board. The Special Committee discussed certain aspects of the Offer and the process. The Special Committee considered the interviews of the investment banking firms, each firm's proposal and qualifications to serve as financial advisor and the factors for selecting a financial advisor to the Special Committee.

   On February 11, 2002, Wilmer, Cutler & Pickering, on behalf of the Special Committee, gathered additional information regarding certain of the investment banking firms that had been interviewed and provided that information to the Special Committee. On February 11, 2002, after considering the additional information, the Special Committee approved retaining Credit Suisse First Boston Corporation ("Credit Suisse First Boston") as the Special Committee's financial advisor.

   On February 11, 2002, Credit Suisse First Boston commenced its due diligence review of Intimate Brands and review of publicly available information relating to the Purchaser. On February 12, 2002, Credit Suisse First Boston continued its due diligence review of Intimate Brands and review of publicly available information relating to Purchaser. On February 13, 2002, Credit Suisse First Boston met with Banc of America Securities and Goldman Sachs, financial advisors to the Purchaser, to discuss the Offer as set out in the Offer of Purchase and to discuss due diligence matters.

   On February 13, 2002, the Special Committee held a telephonic meeting at which its legal and financial advisors participated. During this meeting, Credit Suisse First Boston apprised the Special Committee of its initial meeting earlier that same day with Purchaser's financial advisors and summarized its due diligence requirements in order to evaluate the Offer.

   Between February 13 and 18, 2002, Credit Suisse First Boston coordinated due diligence matters with Purchaser and its representatives. On February 18, 2002, Credit Suisse First Boston held telephone conversations with representatives of Intimate Brands and representatives of Purchaser to discuss financial results, operations and business strategies of the respective companies.

  Reasons for the Position.

    The Special Committee is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer with the Special Committee's legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to properly discharge its fiduciary duties under applicable law. The Special Committee, with the assistance of its legal and financial advisors, is continuing to consider and evaluate the terms of the Offer and possible responses to the Offer. For these reasons, the Special Committee requests that the Intimate Brands stockholders take no action and not tender their Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the stockholders of Intimate Brands of the Special Committee's position or recommendation, if any, with respect to the Offer.

  Intent to Tender

   Except as set forth in this Item 4, to the best of Intimate Brands' knowledge, each of Intimate Brands' executive officers, directors, affiliates and subsidiaries is currently undecided as to whether such person will tender any Shares held of record or beneficially owned by such person.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

   Credit Suisse First Boston is acting as the Special Committee's exclusive financial advisor in connection with the Offer. Pursuant to the terms of Credit Suisse First Boston's engagement, Intimate Brands has agreed to pay Credit Suisse First Boston for its financial advisory services an aggregate fee of $1,750,000, plus 1% of the product of (a) the number of the outstanding Shares not owned by Purchaser as of February 11, 2002 and (b) the positive difference, if any, between the per Share consideration paid in the Offer and the value of
1.046 shares of common stock of Purchaser based on the average per share closing price of such common stock over a specified period prior to the closing of the Offer. In addition, Intimate Brands has agreed to reimburse Credit Suisse First Boston for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and expenses of its legal counsel and any other advisor retained by Credit Suisse First Boston, and will indemnify Credit Suisse First Boston against certain liabilities, including liabilities arising under the federal securities laws. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade or hold the securities of Intimate Brands, Purchaser and their respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Prior to Credit Suisse First Boston's engagement in connection with the Offer, Credit Suisse First Boston had not advised either Intimate Brands or Purchaser on any strategic transaction and had not managed any financing transactions for either Intimate Brands or Purchaser. Credit Suisse First Boston also is not a lender under the bank credit facilities of either Intimate Brands or Purchaser.

   Certain officers and employees of Intimate Brands may render services in connection with the Offer but they will not receive any additional compensation for such services.

   Neither Intimate Brands nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Intimate Brands on its behalf with respect to the Offer. Intimate Brands has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, stockholders should not rely on any other information.

Item 6.  Interest in Securities of Subject Company.

   Except as set forth in Item 3 or disclosed herein, to the best of Intimate Brands' knowledge, no transactions in Shares have been effected during the past 60 days by Intimate Brands, or any executive officer, director, affiliate or subsidiary of Intimate Brands or any pension, profit-sharing or similar plan of Intimate Brands or its affiliates.

   On January 14, 2002 and February 5, 2002, pursuant to the BMP Employee Stock Purchase Plan, Beth Pritchard purchased approximately 55 and 62 Shares, respectively.

Item 7.  Purpose of the Transaction, Plans or Proposals.

   Except as described or referred to in this Statement or the Offer to Purchase, to Intimate Brands' knowledge, no negotiation is being undertaken or engaged in by Intimate Brands that relates to or would result in (i) a tender offer or other acquisition of the Intimate Brands Shares by Purchaser, any of its subsidiaries or any other person, (ii) an extraordinary transaction such as a merger, reorganization or liquidation, involving Intimate Brands or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Intimate Brands or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Intimate Brands. Except as described or referred to in this Statement or the Offer to Purchase, to the best of Intimate Brands' knowledge, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.   Additional Information.

  Merger

   Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares (based on conversion of Purchaser's Class B common stock into Shares), Purchaser will be able to effect the Merger after consummation of the Offer, without a vote of the stockholders of Intimate Brands, in a short form merger. The Offer to Purchase contains information on the short form merger (under the heading "Purpose of the Offer and Merger; The Merger; Appraisal Rights"). According to the Offer to Purchase, if the Offer is completed, Purchaser could consummate the Merger without an additional vote of Purchaser's common stockholders. According to the Offer, Purchaser will consummate the Merger as soon as practicable after the Offer is completed. According to the Offer to Purchase, the minimum tender condition of at least 90% of the outstanding Shares is a non-waivable condition. If, however, Purchaser does not acquire at least 90% of the Shares, under Section 251 of the DGCL, a vote of the stockholders of Intimate Brands would be required to adopt and approve a merger agreement, if any, with Purchaser. In that event, Intimate Brands would also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, Intimate Brands would be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time likely would be required to effect a merger, if any.

   Article Eleventh of Intimate Brands' Amended and Restated Certificate of Incorporation provides that the approval or authorization of a "business combination" (defined as a variety of transactions, including mergers) with an "interested person" (defined generally as a person beneficially owning capital stock entitled to cast at least 5% of the voting power of Intimate Brands) requires the vote of not less than 75% of the outstanding shares of voting stock held by stockholders other than the interested stockholder. According to the Offer to Purchase, although Purchaser is an "interested person", this provision does not apply to the Offer or Merger because (i) the offer is not a "business combination" within the meaning of Article Eleventh and (ii) a "short form" merger effected under Section 253 of the DGCL, is not subject to the requirements of Article Eleventh of Intimate Brands' Amended and Restated Certificate of Incorporation since a merger in accordance with Section 253 does not require stockholder approval.

  Appraisal Rights

   No appraisal rights are available in connection with the Offer. According to the Offer to Purchase, however, Intimate Brands stockholders at the effective time of the Merger do have appraisal rights in connection with the Merger under Delaware law. Intimate Brands stockholders at the time of the Merger will have the right to dissent and demand appraisal of their Intimate Brands shares. Dissenting stockholders who comply with certain statutory procedures could be entitled to receive judicial determination of the fair value of their Intimate Brands shares at the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the merger), and to receive payment of such fair value in cash, together with a rate of interest, if any, in lieu of the consideration paid in the Merger. The value so determined could be more than, less than or the same as the value paid in the Merger. This discussion is qualified in its entirety by reference to Section 262 of the DGCL, which contains the Delaware appraisal statute. If a stockholder fails to take any action required by Delaware law, rights to an appraisal may be waived or terminated by the stockholder. Appraisal rights are described in the Offer to Purchase under the heading "Purpose of the Offer; The Merger; Appraisal Rights" and in Annex A of the Offer to Purchase.

   Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the merger, holders of Intimate Brands Shares will receive additional information concerning their appraisal rights and the procedures to be followed in order to perfect them before any action has to be taken in connection with those rights.

  Certain Legal and Regulatory Matters

   Except as set forth herein, Intimate Brands is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser's acquisition or ownership of Shares. Purchaser has stated that it intends to make all required filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

  State Takeover Laws

   A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. According to the Offer to Purchase, Purchaser has not attempted to comply with state takeover statutes in connection with the Offer, except that Purchaser does intend to comply with certain filing requirements under the laws of the State of Ohio. According to the Offer to Purchase, Purchaser is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Purchase, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

  Litigation

   Beginning on February 5, 2002, and continuing thereafter, a number of separate lawsuits were filed in the Delaware Court of Chancery on behalf of a purported class of public stockholders of Intimate Brands relating to the announcement by Purchaser that it was commencing an exchange offer for the outstanding public shares of common stock of Intimate Brands. One of these actions was voluntarily dismissed by the plaintiff in that action on February 7, 2002. Two similar actions have also been filed in the Ohio Court of Common Pleas in Franklin County, Ohio, styled Cameron v. Wexner, et al., Case No. 02-CVH-021342, and Zenderman v. Wexner, et al., Case No.02-CVH-021636. On February 8, 2002, plaintiffs in two of the actions pending in Delaware filed an amended complaint alleging that the disclosures contained in the offer to exchange and a registration statement that were filed by Purchaser in connection with the exchange offer were incomplete or misleading for various reasons. Plaintiffs in those actions also moved for expedited discovery on those claims in anticipation of making a motion for preliminary injunction against the closing of the exchange offer until additional disclosures addressing the alleged shortcomings identified in the amended complaint had been disseminated. Following a hearing on February 13, 2002, the Delaware Court of Chancery granted the plaintiffs' application for expedited discovery and tentatively scheduled a hearing on a motion for preliminary injunction to be held on February 28, 2002. Thereafter, plaintiffs' counsel in the two actions pending in Ohio agreed to withdraw the motion for expedited discovery pending in that Court, to not seek an injunction in that court, and to participate in the expedited discovery and injunction proceedings in the Delaware actions. In addition, plaintiffs' counsel in the Delaware actions agreed to consolidate all of the pending actions under the caption In re Intimate Brands, Inc. Shareholders Litigation, C.A. No. 19382-NC, with the amended complaint filed on February 8, 2002, designated as the operative complaint in the consolidated action. Finally, on February 15, 2002, the parties agreed that the preliminary injunction hearing would be adjourned without date, that no depositions would go forward, and that the defendants would respond to plaintiffs' pending document requests by February 19, 2002.

   Intimate Brands has engaged counsel to represent the members of the Special Committee (Ms. Donna James and Drs. William Kirwan and Roger Blackwell) in their capacity as members of the Special Committee and as individual directors with respect to the claims. Intimate Brands has engaged separate counsel for Intimate Brands and the other directors with respect to the claims.

  Certain Forward-Looking Statements

   This Statement may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although Intimate Brands believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in Intimate Brands' documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

   The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9.  Exhibits.


Exhibit No.                                           Description
-----------                                           -----------

   (e)(1)   pages 5 to 6 of Annual Proxy Statement for fiscal year ended February 3, 2001 on Schedule 14A filed with the SEC on Schedule 14A on April 20, 2001

   (e)(2)   pages 8 to 9 of Annual Proxy Statement on Schedule 14A filed with the SEC on April 20, 2001

   (e)(3)   pages 12 to 16 of the Annual Proxy Statement for fiscal year ended February 3, 2001 on
              Schedule 14A filed with the SEC on April 20, 2001

   (e)(4)   pages 17 to 19 of the Annual Proxy Statement for fiscal year ended February 3, 2001 on
              Schedule 14A filed with the SEC on April 20, 2001

   (e)(5)   page 21 of the Annual Proxy Statement for fiscal year ended February 3, 2001 on Schedule 14A filed with the SEC on April 20, 2001

   (e)(6)   pages 21 to 24 of the Annual Proxy Statement for fiscal year ended February 3, 2001 on
              Schedule 14A filed with the SEC on April 20, 2001

   (e)(7)   Indemnification Agreement dated as of March 23, 2001 (incorporated by reference to Exhibit
              10.28 of Intimate Brands' Annual Report filed on Form 10-K with the SEC on April 24, 2001)

   (e)(8)   Form of Indemnification Agreement between Intimate Brands and the directors and officers of
              Intimate Brands (incorporated by reference to Exhibit 10.27 of the Annual Report filed on
              Form 10-K with the SEC on May 2, 1996)

   (e)(9)   Employment Agreement between Intimate Brands and Beth M. Pritchard dated as of May 2, 1997
              (incorporated by reference to Exhibit 10.18 of Quarterly Report filed on Form 10-Q with the
              SEC on September 14, 1998)

  (e)(10)   Employment Agreement between Intimate Brands and Grace A. Nichols dated as of May 2, 1997
              (incorporated by reference to Exhibit 10.17 of Quarterly Report filed on Form 10-Q with the
              SEC on September 14, 1998)

  (e)(11)   Employment Agreement between Intimate Brands and Cynthia M. Fields dated as of May 2, 1997
              (incorporated by reference to Exhibit 10.9 of Quarterly Report filed on Form 10-Q with the SEC on September 14, 1998)

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete, and correct.

                                        INTIMATE BRANDS, INC.

                                            /S/  TRACEY THOMAS TRAVIS
                                        By: __________________________________
                                        Name: Tracey Thomas Travis
                                        Title: Vice President, Finance and
                                               Chief Financial Officer

Dated:  February 19, 2002